Form 10-K, Exhibit 13
period 1996-12-31
NORTH FACE INC
filed 1997-03-28
CIK 1013749

                                 FINANCIAL HIGHLIGHTS


                                                                 THE PREDECESSOR          |         THE COMPANY
                                                           ---------------------------    |    -----------------------------
                                                           FISCAL YEAR ENDED MARCH 31,    |        YEAR ENDED DECEMBER 31,
                                                                                          |
(IN THOUSANDS, EXCEPT PER SHARE DATA)                      1992        1993       1994    |    1994         1995        1996
------------------------------------------------------------------------------------------|------------------------------------
                                                                                          |     (PRO FORMA)
                                                                                          |
Net sales                                                $ 68,912     $ 86,710   $ 87,411 |   $ 89,187    $ 121,534  $ 158,226
                                                                                          |
Operating income (loss)                                    (3,454)      (6,548)     3,794 |      7,334       10,524     13,544
                                                                                          |
Income (loss) before provision for taxes                                                  |
 and extraordinary item                                    (6,893)      (9,991)     1,548 |      2,680        5,583      9,275
                                                                                          |
Income (loss) before extraordinary item                  $ (6,893)    $(10,508)  $    826 |   $  1,708    $   3,485  $   4,801
                                                                                          |
Pro forma income per share                                                                |
   before extraordinary  item                                                             |               $    0.47  $    0.62
                                                                                          |
Shares used in computing pro forma                                                        |
   income per share before extraordinary item                                             |                   7,434      9,186




                                                                 AS OF MARCH 31,          |          AS OF DECEMBER 31,
                                                           ---------------------------    |    -----------------------------
                                                                                          |
                                                           1992        1993       1994    |    1994         1995        1996
------------------------------------------------------------------------------------------|------------------------------------
                                                                                          |
BALANCE SHEET DATA                                                                        |
                                                                                          |
Working capital                                          $ 31,040    $ 23,725   $ 22,987  |  $ 14,189     $ 22,668     $ 50,438
                                                                                          |
Total assets                                               59,959      53,318     50,363  |    66,549       84,508      111,948
                                                                                          |
Short term debt                                               846         782      1,511  |     1,327        4,838           95
                                                                                          |
Long term debt                                             46,467      48,580     46,895  |    29,047       36,388          135
                                                                                          |
Stockholders' equity                                      (2,951)     (13,346)   (13,130) |    17,179       20,568       86,499




[GRAPH]


                        THE NORTH FACE 1996 ANNUAL REPORT | 1

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY FINANCIAL DATA


                                                                                                 AS PERCENTAGE OF SALES
                                                             YEAR ENDED DECEMBER 31,            (EXCEPT FOR INCOME TAXES)
                                                           ---------------------------        -----------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                      1994        1995       1996        1994         1995        1996
------------------------------------------------------------------------------------------------------------------------------
                                                      (PRO FORMA)(1)                     (PRO FORMA)(1)

Net sales                                                $ 89,187   $ 121,534  $ 158,226     100.0%        100.0%      100.0%

Gross profit                                               41,439      55,064     70,031      46.5          45.3        44.3

Operating expenses                                         34,105      44,540     56,487      38.3          36.6        35.7

Operating income                                            7,334      10,524     13,544       8.2           8.7         8.6

Interest expense                                           (4,390)     (5,530)    (4,625)     (4.9)         (4.6)       (2.9)

Other income (expense), net                                  (264)        589        356      (0.3)          0.5         0.2

Income before provision for
 taxes and extraordinary item                               2,680       5,583      9,275       3.0           4.6         5.9

Provision for income taxes                                    972       2,098      3,611      36.3          37.6        38.9

Income before extraordinary item                         $  1,708   $   3,485  $   5,664       1.9%          2.9%        3.6%

Pro forma income per share before
 extraordinary item                                                 $    0.47  $    0.62

Shares used in computing pro forma
 income per share before extraordinary item                             7,434      9,186



    The following table sets forth, for the periods indicated, the Company's net sales by distribution channel and for domestic compared to international net sales:

                                                   YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                              1994          1995          1996
--------------------------------------------------------------------------------
                                          (PRO FORMA)(1)

Wholesale customers                       $  61,391      $  87,386    $  125,292

Company operated retail                      26,877         29,968        32,768

Government                                      919          4,180           166
                                          ---------     ----------    ----------
Total net sales                           $  89,187     $  121,534    $  158,226
                                          =========     ==========    ==========

United States                             $  70,822     $   96,069    $  120,027

International                                18,365         25,465        38,199
                                          ---------     ----------    ----------
Total net sales                           $  89,187     $  121,534    $  158,226
                                          =========     ==========    ==========


(1) THE UNAUDITED PRO FORMA INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1994 HAS BEEN PREPARED ASSUMING THE ACQUISITION OCCURRED ON JANUARY 1, 1994.

GENERAL

ACQUISITION The assets and certain of the liabilities of the Company's predecessor were acquired in June 1994 (the "Acquisition") by the Company, which had been formed for this purpose.

PRODUCTS In 1995, sales of outerwear, equipment, skiwear and other products represented approximately 50%, 25%, 14% and 11%, respectively, of net sales. In 1996, sales of outerwear, equipment, skiwear, Tekware and other products represented approximately 52%, 25%, 12%, 7% and 4%, respectively, of net sales.

DISTRIBUTION The North Face is a global company with operations in the United States, Europe and Canada. To protect the integrity of The North Face brand and ensure a high level of customer service, the Company limits the distribution of its products to a select number of specialty retailers. The Company sells its products to approximately 1,500 wholesale customers representing approximately 2,200 store fronts.

ORDER CYCLE The North Face currently is engaged primarily in a two season wholesale business, Spring (January to June) and Fall (July to December). Wholesale customers place preseason orders, which generally are noncancelable, with the Company from two to five months prior to the beginning of the season. Reorders are placed throughout the season and products are shipped based on availability. Preseason orders have typically accounted for over 75% of total sales to wholesale customers and historically have been an accurate indicator of actual product shipments; however, there can be no assurance that preseason orders will be an accurate indicator of actual product shipments in the future. The Company has decided to increase its investment in inventory of core products to better allow it to capture reorder opportunities. Accordingly, the foregoing percentages may decline in the future. With the introduction of Tekware and Summit Shops, the Company expects that it increasingly will be supplying its products to its wholesale customers on a year round basis, which is expected to decrease preseason orders as a percentage of total sales to wholesale customers. Preseason orders for the 1997 Spring season were $42.6 million compared to $32.1 million preseason orders for the 1996 Spring season.

PRODUCTION CYCLE Based on preseason orders and expected reorders, the Company places production orders with its contract manufacturers for an entire season three to five months before the beginning of the season. Fixed production prices are agreed upon approximately three months prior to placement of such production orders. As a result, the Company's production costs are relatively predictable one season in advance of the delivery of products. In the past, the Company and its wholesale customers were unable to maximize sales of the Company's

                       16| THE NORTH FACE 1996 ANNUAL REPORT
most popular products due to the Company's strategy of determining production quantities based primarily on preseason orders. As a result, the Company frequently was unable to meet strong reorder demand for its most popular items. In October 1996, the Company initiated a core inventory replenishment program in which its core products and materials will be inventoried for rapid reorder or manufacturing. As a result of this new program, the Company will maintain higher levels of inventories.

SUMMIT SHOPS In 1996, The North Face introduced Summit Shops to increase sales to wholesale customers. There were 14 concept shops, precursors to the Summit Shops, opened in the first six months of 1996 and 28 Summit Shops opened in the second half of 1996. The Company expects to open a minimum of 100 additional Summit Shops in 1997. Summit Shops are designed to showcase the Company's products using more modern merchandising techniques, enhance the Company's brand and increase sales, while minimizing investment. An average 550 square foot Summit Shop is expected to require a total investment for furniture and fixtures of approximately $35,000, all or a substantial majority of which may be provided by the Company. However, there can be no assurance that Summit Shops will not require substantially more total capital investment. Additionally, the Company will incur certain additional marketing and monitoring expenses associated with Summit Shops. The Company's wholesale customers will operate the Summit Shops and own the inventory. The Company will retain ownership of the furniture and fixtures used in the Summit Shops.

COMPANY OPERATED RETAIL SALES The North Face currently operates nine retail stores and three outlets. New stores and outlets are included in comparable store sales commencing in their thirteenth month of operation. The Company currently does not plan to open any additional retail stores in the near future because the Company believes that Summit Shops will provide comparable merchandising and marketing benefits to those that are received from Company operated retail stores, with a lower commitment of financial and operational resources and a higher return on investment. The North Face's gross margins for its Company operated retail stores are higher than for sales to its wholesale customers. Consequently, due to the expected growing revenue contribution from the Company's wholesale customers, the Company's overall gross margins are expected to decline in the near term.

GOVERNMENT TENT SALES The North Face historically has produced tents for the Marine Corps. The timing of these sales has fluctuated historically and is dependent on the Company's obtaining contracts from the Marine Corps. The timing of the sales under these contracts can significantly affect the Company's quarterly results. In September 1996, the Company received a new tent contract from the Marine Corps totaling approximately $0.9 million with two options for an additional $0.9 million each. The Company expects shipments to commence pursuant to this contract in 1997. There can be no assurance, however, that the Company will obtain any additional contracts to produce tents for the Marine Corps in the future.

CHANGE IN YEAR-END IN 1994, The North Face changed its fiscal year end to December 31. Due to this change and the Acquisition, comparison of the nine month period ended December 31, 1994 to the fiscal year ended March 31, 1994 is not meaningful. Therefore, the following discussion of results of operations is based on the year ended December 31, 1995 compared to the pro forma results for the year ended December 31, 1994, assuming the Acquisition had taken place on January 1, 1994.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

NET SALES Net sales increased by 30.2% to $158.2 million from $121.5 million for 1996 compared to 1995.

     Net sales to wholesale customers increased by 43.4% to $125.3 million from $87.4 million for 1996 compared to 1995. This increase related primarily to increased unit shipments to the Company's existing wholesale customers resulting from (i) the introduction of new products, including the initial shipments of Tekware, (ii) continued strong sales of existing products, (iii) better service to wholesale customers, (iv) a more targeted advertising and marketing campaign and (v) the opening of 42 concept shops during 1996.

     Company operated retail sales increased by 9.3% to $32.8 million from $30.0 million for 1996 compared to 1995. This increase was attributable to comparable store sales increases of 0.3% as well the opening of one new retail store in October 1995 and one outlet in July 1996. In addition, the Company closed two outlets in mid 1995.

     Government sales decreased by 96.0% to $0.2 million from $4.2 million for 1996 compared to 1995. This decrease was due to the timing of government tent shipments under a contract which was completed in 1995.

GROSS PROFIT Gross profit as a percentage of net sales for 1996 was 44.3% compared to 45.3% for 1995. The lower margin was primarily attributable to faster growth of wholesale sales compared to retail sales, as well as lower wholesale margins related primarily to lower initial margins on the introduction of the Company's new Tekware line.

OPERATING EXPENSES Operating expenses include selling, marketing and general and administrative expenses. Operating expenses increased by 26.8% to $56.5 million from $44.5 million for 1996 compared to 1995, primarily as a result of increases in variable and fixed costs to support the growth of the Company's business and the expansion of the merchandising department to launch the Summit Shops program

                        THE NORTH FACE 1996 ANNUAL REPORT | 17

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

as well as operating costs associated with the operation of a new retail store and outlet. Operating expenses decreased slightly as a percentage of net sales to 35.7% for 1996 from 36.6% for 1995, as a result of a lower growth rate in operating expenses than in sales.

INTEREST EXPENSE Interest expense decreased to $4.6 million from $5.5 million for 1996 compared to 1995 primarily as a result of the application of the proceeds from the Company's initial public offering in July 1996 and secondary offering in November 1996 used to repay debt, offset by higher levels of debt incurred to finance working capital growth.

PROVISION FOR INCOME TAXES Provision for income taxes as a percent of pretax income was approximately 38.9% for 1996 compared to 37.6% for 1995. This increase relates to the mix of the Company's pretax earnings between the U.S. and the United Kingdom, which have different tax rates.

EXTRAORDINARY ITEM In 1996, the Company reported a noncash extraordinary charge of approximately $860,000, net of income taxes, as a result of substantially restructuring both the Credit Facility and the Subordinated Note in connection with the Company's initial public offering in July 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO PRO FORMA YEAR ENDED DECEMBER 31, 1994

NET SALES Net sales increased by 36.3% to $121.5 million from $89.2 million for the year ended December 31, 1995 compared to the pro forma year ended December 31, 1994.

     Net sales to wholesale customers increased by 42.3% to $87.4 million from $61.4 million for 1995 compared to 1994. This increase related primarily to increased unit shipments to the Company's existing wholesale customers resulting from (i) the introduction of new products, such as day packs and Nuptse downfilled jackets, (ii) continued strong sales of existing products, such as the Mountain Light family, and (iii) better service to wholesale customers. In addition, the Company's sales in Canada increased substantially to $5.1 million due to the termination of the Company's licensing agreement with a third party and the opening of the Company's new Canadian operations in January 1995.

     Company operated retail sales increased by 11.5% to $30.0 million from $26.9 million for 1995 compared to 1994. This increase related to an increase in comparable store sales of 13.4% primarily due to the higher level of liquidations in 1995 at two outlet stores closed in 1995. In addition, the Company opened one new retail store in October 1995.

     Government (Marine Corps) sales increased to $4.2 million from $0.9 million for 1995 compared to 1994. This increase was due to the timing of tent shipments under a U.S. government contract. The Acquisition in June 1994 delayed the timing of shipments under the government contract until January 1995. This contract was completed in 1995.

GROSS PROFIT Gross profit as a percentage of net sales for 1995 was 45.3% compared to 46.5% for 1994. Gross profit for net sales to wholesale customers was 43.2% in 1995 compared to 43.9% in 1994. Company-operated retail gross profit in 1995 was 53.6% compared to 52.7% in 1994. While retail gross margins were slightly higher, the Company's overall gross margin decreased due to the higher relative portion of sales to wholesale customers. The lower margins for sales to wholesale customers result primarily from lower margins on the Company's new Canadian business which carries higher duty costs as well as lower margins on sales to European customers. The increase in Company-operated retail gross margin for 1995 resulted principally from the lower percentage of outlet store sales to total retail sales because of the closure of two Company-operated outlets in mid 1995.

OPERATING EXPENSES Operating expenses increased by 30.6% to $44.5 million from $34.1 million for 1995 compared to 1994 due to increases in variable and fixed costs to support the growth of the Company's business as well as operating and startup costs of a new retail store that opened in October 1995. These expenses decreased, however, as a percentage of net sales from 38.3% for 1994 to 36.6% for 1995 as a result of a lower growth rate in operating expenses than in sales.

INTEREST EXPENSE Interest expense increased to $5.5 million from $4.4 million for 1995 compared to 1994, as a result of higher levels of debt incurred to finance working capital growth.

PROVISION FOR INCOME TAXES Provision for income taxes as a percent of pretax income was approximately 37.6% for 1995 compared to 36.3% for 1994. This increase in effective rate relates to the mix of the Company's earnings, with higher pretax earnings growth in the United States where the tax rate is higher than in the United Kingdom.

QUARTERLY DATA AND SEASONALITY

The following table sets forth certain unaudited financial data for each of the Company's eight fiscal quarters ended December 31, 1996. The operating results for any quarter are not necessarily indicative of results for any future period.



                                              YEAR ENDED DECEMBER 31, 1996
                                       ----------------------------------------
(IN THOUSANDS)                             Q1         Q2        Q3         Q4
-------------------------------------------------------------------------------
Net sales                              $ 31,020   $ 22,471   $ 68,138  $ 36,597

Gross profit                             12,603      9,204     30,703    17,521

Operating income (loss)                     139     (2,512)    13,031     2,886

Income (loss) before extraordinary
  item                                     (629)    (2,410)     7,412     1,291

Pro forma income (loss) per share
  before extraordinary item                (.08)      (.32)       .70       .12


                      18 | THE NORTH FACE 1996 ANNUAL REPORT

                                              YEAR ENDED DECEMBER 31, 1995
                                       ----------------------------------------
(IN THOUSANDS)                             Q1         Q2        Q3         Q4
-------------------------------------------------------------------------------
Net sales                              $ 23,500   $ 19,342  $ 50,061   $ 28,631

Gross profit                             10,367      7,852    22,735     14,110

Operating income (loss)                   1,057     (1,055)    8,456      2,066

Net income (loss)                           (85)    (1,331)    4,565        336

Pro forma income (loss) per share          (.01)      (.18)      .61        .05


     The Company's business is subject to seasonal and quarterly fluctuations. Historically, the Company has realized substantially all of its profits in the third quarter and has recognized losses during the first and second quarters. The Company's results of operations may fluctuate from quarter to quarter as a result of, among other things, the amount and timing of shipments to wholesale customers, government shipments, the timing and magnitude of discounts in retail stores, advertising and marketing expenditures, increases in the number of employees and overhead to support growth and store opening costs. For example, the Company received $2.3 million and $1.7 million from the sale of tents to the Marine Corps in the first and second quarters of 1995, respectively, but sold no tents to the Marine Corps in the first and second quarters of 1996, resulting in fluctuations that make period to period comparisons for these quarters less meaningful. In addition, in the first quarter of 1996, Company operated comparable store sales increased 23.7% over the first quarter of 1995 due primarily to higher sales of discounted merchandise in the first quarter of 1996. In addition, in the third quarter of 1996 comparable store sales decreased 17.9% over the third quarter of 1995 due primarily to the Company's decision to shift the majority of sales of discounted merchandise from retail stores to outlet stores, including the newly opened outlet store. Further, during the second quarter of 1996, the Company significantly increased its operating expenses due to increased sales commissions related to higher net sales, the hiring of new executive officers, the expansion of the merchandising department to launch the Summit Shop program and a significant increase of product acquisition staff. Primarily as a result of the foregoing factors and expenses associated with the operation of the new Chicago retail store, the Company incurred a loss in the second quarter of 1996 which was significantly larger than the loss incurred in the second quarter of 1995. The Company anticipates that it will continue to incur net losses during the first and second calendar quarters for the foreseeable future. Additionally, the Company's effective tax rate can vary significantly from quarter to quarter due to the relative mix of earnings from the Company's domestic and international operations, which are taxed at different rates.

LIQUIDITY AND CAPITAL RESOURCES


In connection with the Acquisition, the Company issued 1,935,781 shares of Preferred Stock and 2,271,064 shares of Common Stock in exchange for approximately $12.3 million and borrowed $24.3 million pursuant to a subordinated note. The proceeds from the issuance of the Preferred Stock, Common Stock and subordinated note, together with borrowings under the Company's credit facility, were used to fund the Acquisition.

     Since June 7, 1994 (the date of the closing of the Acquisition), the Company has satisfied its cash requirements through borrowings under its credit facility and proceeds from its initial and secondary public offerings. Its primary uses of cash have been to purchase merchandise inventories, finance growth of the Company's accounts receivable, upgrade the Company's management information systems and open one retail store and one outlet. During the year ended December 31, 1996, the Company used approximately $4.8 million for operations, primarily due to increased levels of inventory and accounts receivable. These funds were provided by borrowings under the Company's credit facility and proceeds from the Company's initial public offering in July 1996 and secondary offering in November 1996.

     Historically, the Company's ability to maintain adequate levels of inventory was constrained by its capital resources. In March 1995, the Company obtained an increase in its credit facility. As a result, the Company increased its levels of inventory in order to better enable it to meet reorder demand in key products. The Company anticipates that inventory levels will continue to increase as the Company expands its business and implements its core inventory replenishment program. Such inventory increases are expected to be financed by borrowings under the Company's credit facility. The increased inventories resulting from this core inventory replenishment program may result in increased excess inventory and material, increased markdowns and lower margins.

     The Company's credit facility provides for borrowings up to $60.0 million under its revolving line of credit with actual borrowings limited to available collateral (approximately $28 million of gross availability as of December 31, 1996) and for up to $5.0 million under a term note for capital expenditures (approximately $3.9 million of remaining availability as of December 31, 1996) from Heller Financial, Inc. and two banks. The credit facility provides a sublimit for letters of credit of up to $15.0 million to finance the Company's foreign purchases of merchandise inventories. As of December 31, 1996, the Company had approximately $3.9 million of letters of credit outstanding under the credit facility. The credit facility contains certain financial covenants that require the Company to maintain a specified minimum tangible net worth and interest coverage and leverage ratios, limit capital expenditures and restrict the Company's ability to incur additional indebtedness and pay cash dividends on its capital stock. The Company was in compliance with these covenants as of December 31, 1996.

     The Company estimates that its capital expenditures in 1997 will be approximately $12 to $14 million. This amount will be used principally for investment in Summit Shops, the upgrade of management information systems, the expansion of the Company's administration, distribution and laboratory facilities, expansion of its European sales and marketing operations and remodeling of existing retail stores.


                        THE NORTH FACE 1996 ANNUAL REPORT | 19

                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company anticipates that cash generated from operations and available under the Company's credit facility will be sufficient to satisfy its cash requirements for at least the next 12 months.

FOREIGN EXCHANGE FLUCTUATION

The Company's inventory purchases from contract manufacturers in the Far East are denominated in United States dollars; however, purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods in the future. In addition, the Company's sales in Europe and Canada are denominated in the local currencies of the applicable specialty retailer, which may have a negative impact on profit margins or the rate of growth of sales in those countries if the U.S. dollar were to strengthen significantly. During the last two years, exchange rate fluctuations have not had a material impact on the Company's inventory costs or consolidated profit margins in Europe or Canada. However, due to the number of foreign currencies involved and the fact that not all of these foreign currencies fluctuate in the same manner against the United States dollar, the Company cannot quantify in any meaningful way the potential effect of such fluctuations on future income. The Company engages in certain forward foreign exchange hedging activities with respect to its European sales revenues, but does not engage in forward foreign exchange hedging activities for its Canadian revenues. See Note 11 to the Company's Consolidated Financial Statements.

INFLATION

The Company believes that the relatively moderate rates of inflation over the last two years in the United States, where it primarily competes, have not had a significant effect on its net sales or results of operations. Higher rates of inflation have been experienced in a number of foreign countries in which the Company's products are manufactured but also have not had a material effect on the Company's net sales or results of operations. In the past, the Company has been able to offset its cost increases by increasing selling prices or changing suppliers.

IMPACT OF NEW ACCOUNTING STANDARDS

See Note 2 to the Consolidated Financial Statements for a discussion of the impact of new accounting standards.

FACTORS THAT MAY AFFECT OUR BUSINESS

Certain statements set forth in this annual report which refer to future financial items, economic performance or operations are forward looking, and actual results may differ materially from the results expected by the Company. The Company's future growth and operating results may be adversely affected by a number of factors, including those set forth below and elsewhere in this annual report. There may also be important, unforeseen risks not described herein.

CONSUMER PREFERENCES Consumer demand for the Company's products may be adversely affected if consumer interest in outdoor activities does not grow or declines. If the Company is unable to respond successfully to changes in consumer preferences, or if consumer preferences shift toward competing products or away from the Company's product categories altogether, the Company's business would be adversely affected. The Company cannot assure future growth or consumer demand for its products.

MANAGING GROWTH If the Company's business grows, the Company may have increased difficulties in managing product design, hiring, marketing, distribution, management information and other resources, and in obtaining supplies, manufacturing services and working capital. The Company's future profitability will be critically dependent on its ability to achieve and manage potential future growth effectively.

WHOLESALE STRATEGY The Company's wholesale customers consist almost exclusively of specialty outdoor product retailers. The Company cannot assure that its existing customers will increase their purchases of the Company's products, that future preseason wholesale orders will increase, or that the Company will be able to fill reorders during each season. Because the Company expects its wholesale business to constitute an increasing percentage of total sales going forward, overall gross margins may continue to decline in the future. The Company's wholesale strategy also depends on its ability to achieve increased sales through its Summit Shop program. Risks of this program include sourcing and managing higher inventory levels, funding all or most of the cost of the Summit Shop fixtures without assurance of additional sales and profits, and the need to supply products that maintain consumer demand on a year round basis. There can be no assurance that additional Summit Shops will be opened in a timely manner or that their cost or performance will meet the Company's expectations. If the Summit Shop program is unsuccessful, the Company risks writeoffs of inventory and fixtures that could have a material adverse effect on the Company's business. The Company believes that the success of its Summit Shop program will be highly dependent on market acceptance of its recently introduced Tekware-TM- line of products.

DEPENDENCE ON NEW PRODUCTS To continue its growth, the Company must successfully introduce new products and improvements to existing products on an ongoing basis. Risks of new product introductions include targeting new markets involving more casual outdoor uses, offering products in wider price ranges, product obsolescence, increased costs and competition, possible consumer rejection of new products or styles and possible dilution of the Company's product image. In 1996, the Company introduced Tekware-TM-, a line of synthetic outdoor apparel.

                      20 | THE NORTH FACE 1996 ANNUAL REPORT

The Company's limited experience in marketing casual apparel, limited distribution channels, and possible consumer resistance to synthetic fabrics could result in slow sales of Tekware-TM-.

RELIANCE ON UNAFFILIATED MANUFACTURERS The Company currently relies on approximately 50 unaffiliated manufacturers to produce nearly all of its products, with ten of the manufacturers producing approximately 75% of the Company's products for 1996. The Company has no long-term contracts with its manufacturing sources, and it competes with other companies for production facilities and import quota capacity. Any disruption in the Company's ability to obtain manufacturing services could have a material adverse effect on the Company's business. The Company has occasionally received, and may in the future receive, shipments of products from manufacturers that fail to conform to the Company's quality control standards. The Company established a core inventory replenishment program in October 1996 to facilitate reorders of core products, and cannot assure that this program will meet reorder requirements or avoid excess inventory.

KEY SUPPLIES Certain important materials used in the Company's products are only available from one or a limited number of independent suppliers. The Company's future success may depend upon the Company's continued ability to purchase supplies of technically advanced textiles developed by third parties. The Company cannot assure that it will be able to obtain in the future adequate supplies of technically advanced materials or that desired purchase terms or other benefits of past purchases, such as suppliers' funding of development costs and co-op advertising arrangements, will continue.

FLUCTUATIONS IN SALES Sales of the Company's products historically have fluctuated due to external conditions such as weather and economic recessions or other conditions which reduce consumer spending.

INTERNATIONAL OPERATIONS The Company's business is subject to the risks generally associated with doing business abroad. The Company imports more than 50% of its merchandise from contract manufacturers located outside of the United States, primarily in the Far East. A significant portion of the Company's products is produced in China. From time to time, the U.S. government has considered imposing punitive tariffs on apparel and other exports from China. The imposition of any such tariffs could disrupt the supply of the Company's products, which could have a material adverse effect on the Company's results of operations.

COMPETITION AND TRADEMARKS The Company faces intense competition from major brand name apparel companies, other large companies, and smaller businesses specializing in outdoor products. The Company owns and uses a number of trademarks, some of which may be important in maintaining or creating a competitive advantage and consumer demand. Certain competitors in the United States and abroad have copied and may in the future copy certain of the Company's trademarks and designs. The Company is also aware of certain counterfeiting of the Company's products. Without authorization by the Company, a third party has filed an application in China to register as a trademark the Chinese characters for "North Face" and a copy of the Company's "N" design, and, unless successfully opposed, this application could result in material adverse consequences to the Company's business. There is no assurance that the Company's efforts to stop or reduce the copying or counterfeiting of its trademarks or products will be successful, that the Company's trademarks will not violate the proprietary rights of others, or that the Company will be able to avoid or successfully defend challenges to its trademarks or other intellectual property in the United States or abroad.

KEY PERSONNEL The Company recently announced a shift in its executive responsibilities pursuant to which Marsden S. Cason was named Chairman of the Board of Directors and William N. Simon was named Chief Executive Officer in addition to his role as President. This change was due in part to health considerations affecting Mr. Cason. The unanticipated loss of one or more current senior executives or key employees could have a significant adverse effect on the Company's business.

PRODUCT AND WARRANTY LIABILITY The Company's products are used often in severe weather conditions. In 1997 the Company began selling portaledges used as sleeping platforms in big wall rock climbing. There is no assurance that insurance maintained by the Company will cover possible future losses from product liability claims. The Company maintains a warranty reserve for the lifetime warranty offered on its products, but cannot assure that future claims will not exceed this reserve. Further, in the event that the Company experiences problems with product quality or reliability, its reputation as a provider of high quality products could suffer, which could have a material adverse effect on the Company's business.

STOCK MARKET RISKS The trading price of the Company's Common Stock has fluctuated significantly since the Company's initial public offering in July 1996, and may fluctuate in the future as a result of many factors, including the Company's operating results, new products introduced by the Company or its competitors, market conditions for the Company's products, changes in earnings estimates by analysts, results reported by the Company which are more or less than estimates by analysts, and speculation in the trade or business press. The trading price may also be affected by retail industry, stock market, or economic factors unrelated to the Company's operating performance. Future sales of substantial amounts of Common Stock by existing stockholders may also adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise equity capital in the future. As of March 17, 1997, the Company's directors, officers and certain other affiliates beneficially owned approximately 45% of the outstanding shares of the Company's Common Stock.

                        THE NORTH FACE 1996 ANNUAL REPORT | 21

                              THE NORTH FACE, INC.
                          CONSOLIDATED BALANCE SHEETS








                                                   DECEMBER 31,     DECEMBER 31,
(IN THOUSANDS)                                         1995              1996
--------------------------------------------------------------------------------

ASSETS

Current Assets:

Cash and cash equivalents                             $  2,823         $  8,315

Accounts receivable, net                                16,582           24,149

Inventories                                             21,048           31,475

Deferred taxes                                           2,230            2,490

Other current assets                                     1,161            2,879
--------------------------------------------------------------------------------
   Total current assets                                 43,844           69,308
--------------------------------------------------------------------------------
Property and equipment, net                              8,388           12,039

Trademarks and intangibles, net                         30,108           29,346

Debt issuance costs, net                                 1,739               58

Other assets                                               429            1,197
--------------------------------------------------------------------------------
   Total assets                                      $  84,508        $ 111,948
--------------------------------------------------------------------------------

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable                                      $  9,526        $  11,327

Accrued employee expenses                                  921            1,924

Short-term borrowings and current portion of
   long-term debt and capital lease obligations          4,838               95

Income taxes payable                                       561            1,010

Other current liabilities                                 5,330            4,514
--------------------------------------------------------------------------------
   Total current liabilities                             21,176           18,870

Long-term debt and capital lease obligations             12,055              135

Other long-term liabilities                               6,376            6,444

Subordinated debt                                        24,333                0
--------------------------------------------------------------------------------
   Total liabilities                                     63,940           25,449
--------------------------------------------------------------------------------

Commitments and Contingencies

Stockholders' equity:

Series A Preferred Stock, $1.00 par value-shares
   authorized 4,000,000; issued and outstanding
   1,936,000 and 0, respectively                         12,267              --

Cumulative Preferred Dividends Accrued                    2,049              --

Common Stock, $.0025 par value-shares authorized
   50,000,000; issued and outstanding 2,902,000 and
   11,200,000, respectively                                   7              29

Additional paid-in capital                                  645          76,130

Subscriptions receivable                                   (142)            (95)

Retained earnings                                         6,071          10,113

Cumulative translation adjustments                         (329)            322
-------------------------------------------------------------------------------

   Total stockholders' equity                            20,568          86,499
-------------------------------------------------------------------------------

   Total liabilities and stockholders' equity          $ 84,508        $111,948
-------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                     22 | THE NORTH FACE 1996 ANNUAL REPORT

                              THE NORTH FACE, INC.
                       CONSOLIDATED STATEMENTS OF OPERATIONS



                                              PREDECESSOR                   THE NORTH FACE, INC. (SUCCESSOR)
                                           ------------------   -----------------------------------------------------------------
                                             FOR THE PERIOD     FOR THE PERIOD FROM
                                           FROM APRIL 1, 1994      JUNE 7, 1994 TO       FOR THE YEAR ENDED    FOR THE YEAR ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    TO JUNE 6, 1994      DECEMBER 31, 1994       DECEMBER 31, 1995     DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------------------------------
Net Sales                                        $9,085                 $60,574                $121,534              $158,226
Cost of Sales                                     5,317                  31,060                  66,470                88,195
---------------------------------------------------------------------------------------------------------------------------------
   Gross Profit                                   3,768                  29,514                  55,064                70,031
Operating Expenses                                5,290                  19,659                  44,540                56,487
---------------------------------------------------------------------------------------------------------------------------------
   Operating Income (Loss)                       (1,522)                  9,855                  10,524                13,544
Interest expense                                    (58)                 (2,598)                 (5,530)               (4,625)
Other Income, net                                    19                     186                     589                   356
---------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Provision for Income
   Taxes, and Extraordinary Item                 (1,561)                  7,443                   5,583                 9,275
Provision for Income Taxes                          112                   2,808                   2,098                 3,611
---------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Item          (1,673)                  4,635                   3,485                 5,664
Extraordinary Gain (Loss) on Extinguishment
   of Debt, Net of Income Taxes of $0 and $575      577                       0                       0                  (863)
---------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                               $(1,096)                 $4,635                  $3,485                $4,801
---------------------------------------------------------------------------------------------------------------------------------
Pro forma Per Share Information:
   Income Before Extraordinary Loss                                                              $ 0.47                $ 0.62
   Extraordinary Loss, net of tax                                                                $    0                $(0.10)
---------------------------------------------------------------------------------------------------------------------------------
   Net Income                                                                                    $ 0.47                $ 0.52
---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares used in pro forma per share calculation                                   7,434                 9,186
---------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                     THE NORTH FACE 1996 ANNUAL REPORT | 23

                              THE NORTH FACE, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                           PREDECESSOR                   THE NORTH FACE, INC. (SUCCESSOR)
                                        ------------------   -----------------------------------------------------------------
                                          FOR THE PERIOD        FOR THE PERIOD
                                        FROM APRIL 1, 1994      JUNE 7, 1994 TO       FOR THE YEAR ENDED    FOR THE YEAR ENDED
(IN THOUSANDS)                            TO JUNE 6, 1994      DECEMBER 31, 1994       DECEMBER 31, 1995     DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                            $(1,096)               $4,635                   $3,485                 $4,801
Adjustments to reconcile net income
   (loss) to cash provided by (used in)
   operating activities:
      Depreciation and amortization              307                 1,345                    3,075                  3,595
      Deferred income taxes                      (93)                 (259)                    (441)                  (461)
      Provision for doubtful accounts             66                   268                      338                    215
      Extraordinary (gain) loss                 (577)                    0                        0                    863
   Tax benefit of exercise of stock options        0                     0                        0                  3,595
Effect of changes in:
   Accounts receivable                         1,851                (5,912)                  (3,434)                (7,782)
   Inventories                                   617                 1,195                   (8,980)               (10,427)
   Other assets                                 (231)                 (542)                    (469)                (1,908)
   Accounts payable and accrued liabilities     (473)                  696                    3,631                  2,706
------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in)
   Operating Activities                          371                 1,426                   (2,795)                (4,803)

INVESTING ACTIVITIES:
   Acquisition of The North Face assets            0               (59,710)                       0                      0
   Proceeds from sale of trademark                 0                10,800                        0                      0
   Acquisition of Canadian Subsidiary              0                     0                      (73)                     0
   Purchase of fixed assets                      (58)                 (327)                  (5,592)                (5,982)
------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities            (58)              (49,237)                  (5,665)                (5,982)

FINANCING ACTIVITIES:
   Debt proceeds                                   0                30,559                    5,600                  2,825
   Debt repayments                              (729)                 (476)                  (2,595)               (32,009)
   Proceeds (payments) from revolver, net          0                  (761)                   7,847                (11,812)
   Payment of debt acquisition costs               0                (2,413)                    (300)                  (262)
   Proceeds from sale of stock                     0                12,333                        0                 56,884
   Change in due to/from affiliates, net      (1,030)                    0                        0                      0
------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in)
   Financing Activities                       (1,759)               39,242                   10,552                 15,626
Effect of foreign currency fluctuations
   on cash                                        65                  (234)                     (95)                   651
------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash
   Equivalents                                (1,381)               (8,803)                   1,997                  5,492
Cash and Cash Equivalents, Beginning
   of Period                                  11,010                 9,629                      826                  2,823
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Period     $ 9,629                $  826                  $ 2,823                 $8,315
------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest                               $ 2,836               $ 2,398                  $ 4,383                $ 4,859
------------------------------------------------------------------------------------------------------------------------------
      Income taxes                           $     0               $ 3,476                  $ 1,785                $ 1,302
------------------------------------------------------------------------------------------------------------------------------
Non-Cash Transactions:
   Issuance of stock                         $     0               $   706                  $     0                $     0
------------------------------------------------------------------------------------------------------------------------------
   Cancellation of stock and related
      promissory note                        $     0               $     0                  $   119                $     0
------------------------------------------------------------------------------------------------------------------------------
   Conversion of Preferred Stock into
      Common Stock                           $     0               $     0                  $     0                $15,075
------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                     24 | THE NORTH FACE 1996 ANNUAL REPORT

                              THE NORTH FACE, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------------------

                             PREFERRED STOCK            COMMON STOCK          CUMULATIVE                      TRANS-
                            ------------------ -----------------------------  PREFERRED    SUB-               LATION
                               SHARES             SHARES          ADDITIONAL  DIVIDENDS SCRIPTIONS  RETAINED  ADJUST-
DESCRIPTION                 OUTSTANDING AMOUNT OUTSTANDING AMOUNT   CAPITAL   ACCRUED   RECEIVABLE  EARNINGS  MENTS       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
PREDECESSOR
March 31, 1994                      -        -     1,000   $5,416   $ 3,882         -           -   $(22,015)  $(413)    $(13,130)
  Net Loss                          -        -         -        -         -         -           -     (1,096)      -       (1,096)
  Translation Adjustments           -        -         -        -         -         -           -          -      65           65
----------------------------------------------------------------------------------------------------------------------------------
June 6, 1994                        -        -     1,000   $5,416   $ 3,882         -           -   $(23,111)  $(348)    $(14,161)
----------------------------------------------------------------------------------------------------------------------------------
THE NORTH FACE, INC. (SUCCESSOR)
  Preferred Stock Issued        1,936  $12,267         -        -         -         -           -          -       -     $ 12,267
  Common Stock Issued               -        -     3,431   $    8   $   764                 $(261)         -       -          511
  Net Income                        -        -         -        -         -         -           -   $  4,635       -        4,635
  Stock Dividends on
    Preferred Stock                 -        0         -        -         -   $   696           -       (696)      -            0
  Translation Adjustments           -        0         -        -         -         -           -          -   $(234)        (234)
----------------------------------------------------------------------------------------------------------------------------------
December 31, 1994               1,936   12,267     3,431        8       764       696        (261)     3,939    (234)      17,179
  Net Income                        -        -         -        -         -         -           -      3,485       -        3,485
  Cancellation of
    Restricted Stock                -        -      (529)      (1)     (119)        -         119          -       -           (1)
  Stock Dividends on
    Preferred Stock                 -        -         -        -         -     1,353           -     (1,353)      -            0
  Translation Adjustments           -        -         -        -         -         -           -          -     (95)         (95)
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1995               1,936   12,267     2,902        7       645     2,049        (142)     6,071    (329)      20,568
  Net Income                        -        -         -        -         -         -           -      4,801       -        4,801
  Stock Dividends on
    Preferred Stock                 -        -         -        -         -       759           -       (759)      -            0
  Declaration of
    Preferred Dividends           443    2,808         -        -         -    (2,808)          -          -       -            0
  Conversion of
    Preferred Stock            (2,379) (15,075)    4,221       11    15,064         -           -          -       -            0
  Exercise of Stock Options
    Including Tax Benefit           -        -       379        1     3,873         -          17          -       -        3,891
  Sale of Common Stock              -        -     3,829       10    56,578         -           -          -       -       56,588
  Cancellation of
    Restricted Stock                -        -      (131)       -       (30)        -          30          -       -            0
  Translation Adjustments           -        -         -        -         -         -           -          -     651          651
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                   0 $      0    11,200   $   29   $76,130   $     0       $ (95)  $ 10,133   $ 322     $ 86,499
-----------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                     THE NORTH FACE 1996 ANNUAL REPORT | 25

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS, ACQUISITION AND BASIS OF PRESENTATION

BUSINESS The North Face, Inc. designs and distributes technically sophisticated outerwear, skiwear, functional sportswear, tents, sleeping bags and backpacks under The North Face-Registered Trademark- name. The Company sells its products to select specialty retailers throughout the United States, Europe, and Canada.

ACQUISITION On June 7, 1994, TNF Holdings Company, Inc. (a Delaware Corporation) acquired substantially all of the net operating assets of The North Face (the "Predecessor") (a California corporation) for approximately $62.1 million cash (including transaction costs of approximately $2.4 million) plus assumed liabilities of approximately $18.4 million (the "Acquisition"). TNF Holdings Company, Inc. then changed its name to The North Face, Inc. (the "Successor"). The Acquisition was accounted for as a purchase and accordingly, Successor recorded the assets acquired (including $41.8 million for trademarks) and liabilities assumed at their estimated fair values. Subsequent to the purchase, an equity investor purchased Successor's trademarks in Japan and Korea. Due to the Acquisition and resulting change in accounting basis, and significant differences in the capital structures of the Successor and the Predecessor, the accompanying consolidated financial statements of the Successor may not be comparable to those of the Predecessor. References to the Company throughout these notes to consolidated financial statements refer to the operations of Successor and Predecessor collectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the financial statements of The North Face, Inc. and its wholly-owned subsidiaries. All intercompany accounts have been eliminated.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

CHANGE IN YEAR-END The Company changed its year-end to December 31 from March 31 effective December 31, 1994.

FOREIGN CURRENCY TRANSLATION The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the revenues and expenses have been translated into U.S. dollars using the average exchange rates in effect during the period. Adjustments resulting from translating foreign financial statements into U.S. dollars are reported as translation adjustments as a separate component of stockholders' equity.

CASH AND CASH EQUIVALENTS represent short-term investments with original maturities of less than three months.

ACCOUNTS RECEIVABLE are recorded upon the sale of inventory to independent retailers. A sale occurs when inventories are shipped and title and risk of loss have transferred from the Company to the buyer. Seasonal goods are generally shipped to retailers prior to the selling season. The Company offers extended payment terms for pre-season orders.

INVENTORIES are stated at the lower of average cost or market. The Company principally contracts for the manufacture of its products in the U.S., Asia and Europe. Costs related to these inventories represent landed cost, which consists of the price paid to third party manufacturers, and inbound duties and freight.

TRADEMARKS AND INTANGIBLES of The North Face, Inc. represent trademarks (less proceeds from sales of Japan and Korea trademarks) recorded in connection with the Acquisition and are amortized on a straight-line basis over forty years. Accumulated amortization at December 31, 1995 and 1996 was approximately $1.2 million and $2.0 million, respectively. Amortization expense was $453,000, $783,000, and $783,000 for the period from June 7, 1994 to December 31, 1994 and the years ended December 31, 1995 and 1996, respectively.

PROPERTY AND EQUIPMENT is stated at cost. Depreciation and amortization is computed using the straight-line method over the remaining estimated useful life of the asset (or over the remaining lease term, if shorter, for capital leases). The estimated useful lives of certain categories are as follows:

 Leasehold improvements                                5-10 years

 Machinery and equipment                                  5 years

 Furniture, fixtures and office equipment               3-7 years

Expenditures for replacements and improvements are capitalized; maintenance and repairs are expensed as incurred.

PRODUCT WARRANTY Substantially all of the Company's products carry a lifetime warranty for defects in quality and workmanship. The Company maintains warranty departments in the U.S., Canada and Europe and repairs the majority of items returned under warranty. The Company's estimated liability for future warranty claims related to past sales at December 31, 1995 and 1996 is approximately $4.5 million and $4.9 million, respectively, of which the non-current portion of $3.6 million and $3.8 million is classified as other long term liabilities as of December 31, 1995 and 1996, respectively. The current portion of the warranty liability is $.9 million and $1.2 million and is classified as other current liabilities as of December 31, 1995 and 1996, respectively. Warranty expense was approximately $156,000, $467,000, $1,004,000 and $1,711,000 for the period from April 1, 1994 to June 6, 1994
(the "two-month period"), the period from June 7, 1994 to December 31, 1994 (the "seven-month period"), and the years ended December 31, 1995 and 1996, respectively.

                     26 | THE NORTH FACE 1996 ANNUAL REPORT

DEFERRED RENT Certain of the Company's operating leases contain predetermined fixed increases of the minimum rental rate during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the life of the lease and records the difference between the amount charged to rent expense and the rent paid as deferred rent.

INCOME TAXES The Company applies an asset and liability approach in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactment of changes in the tax laws or rates. Deferred taxes are provided for temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes and valuation allowances are recorded against net deferred tax assets where appropriate. No U.S. income tax provisions have been provided on the cumulative undistributed earnings of foreign operations as it is the Company's intention to utilize those earnings in those foreign operations for an indefinite period of time.

PRO FORMA EARNINGS PER SHARE Upon consummation of the Company's initial public offering, all outstanding shares of Series A Preferred Stock were converted into 4,220,808 shares of Common Stock. The pro forma net income per share and shares used in pro forma per share calculations for the year ended December 31, 1996 and 1995 reflect this conversion as of the beginning of each period. In accordance with the rules of the Securities and Exchange Commission, all common stock equivalents issued within one year of the Company's anticipated initial public offering have been considered outstanding for all periods using the treasury stock method. Due to the conversion of the Series A Preferred Stock into Common Stock historical earnings per share is not meaningful.

STOCK-BASED COMPENSATION The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES.

DERIVATIVES Gains and losses on forward foreign exchange contracts used to hedge foreign currency denominated receivables are recognized currently and included in the carrying amount of such receivable. Gains and losses related to qualifying hedges of preseason orders (which are considered firm commitments) are deferred and recognized in income when the hedged transaction occurs.

SFAS NO. 121 The Company adopted SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and Long Lived Assets to be Disposed of" ("SFAS 121") for the year ended December 31, 1996. SFAS 121 establishes recognition and measurement criteria for losses whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. There was no effect on the Company's consolidated financial statements as a result of the adoption of SFAS 121.


3. ACCOUNTS RECEIVABLE


The allowance for doubtful accounts was $1,067,000 and $1,282,000 as of December 31, 1995 and 1996, respectively. Write-offs to accounts receivable during the two month period ended June 7, 1994, the seven month period ended December 31, 1994, and the years ended December 31, 1995 and 1996 were approximately $123,000, $27,000, $71,000 and $212,000, respectively.

   During the two-month period ended June 6, 1994, the seven-month period ended December 31, 1994 and the years ended December 31, 1995 and 1996, no customer accounted for more than 10% of net sales.


4. INVENTORIES

Inventories as of December 31, 1995 and 1996 consist of:


(IN THOUSANDS)                                               1995          1996
-------------------------------------------------------------------------------

Finished goods                                          $  18,414      $ 28,473

Work in progress                                              237           793

Raw materials                                               2,397         2,209
-------------------------------------------------------------------------------
Total inventories                                       $  21,048      $ 31,475
-------------------------------------------------------------------------------

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 1995 and 1996 consist of:


(IN THOUSANDS)                                               1995          1996
-------------------------------------------------------------------------------
Leasehold improvements                                   $  4,985       $ 7,246

Furniture, fixtures and office equipment                    4,310         7,459

Machinery and equipment                                       830         1,476
-------------------------------------------------------------------------------
Subtotal                                                   10,125        16,181

Less accumulated depreciation and amortization            (1,737)        (4,142)
-------------------------------------------------------------------------------
Total property and equipment, net                        $  8,388      $ 12,039
-------------------------------------------------------------------------------


                        THE NORTH FACE 1996 ANNUAL REPORT | 27

Depreciation and amortization expense related to property and equipment was $99,000, $653,000, $1,268,000 and $2,302,000 for the two-month period ended
June 7, 1994, the seven-month period ended December 31, 1994, and the years ended December 31, 1995 and 1996, respectively. Maintenance and repair expense was $80,500, $241,500, $565,000 and $671,000 for the two-month period ended June 7, 1994, the seven-month period ended December 31, 1994, and the years ended December 31, 1995 and 1996, respectively.

6. INCOME TAXES

The provision for income taxes consists of the following:


                                           PREDECESSOR                   THE NORTH FACE, INC. (SUCCESSOR)
                                        ------------------   -----------------------------------------------------------------
                                          FOR THE PERIOD     FOR THE PERIOD FROM
                                        FROM APRIL 1, 1994      JUNE 7, 1994 TO       FOR THE YEAR ENDED    FOR THE YEAR ENDED
(IN THOUSANDS)                            TO JUNE 6, 1994      DECEMBER 31, 1994       DECEMBER 31, 1995     DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------
Federal

   Current                                     $  0                $  2,179                $    825                 2,514

   Deferred                                       0                    (327)                    375                  (338)

State

   Current                                        0                     530                     202                   679

   Deferred                                       0                     (31)                     77                   (80)

Foreign

   Current                                      205                     358                     641                   879

   Deferred                                     (93)                     99                     (22)                  (43)
------------------------------------------------------------------------------------------------------------------------------
                                             $  112                $  2,808                $  2,098              $  3,611
------------------------------------------------------------------------------------------------------------------------------

   The Predecessor was not in a U.S. federal tax paying position prior to the Acquisition due to the availability of net operating loss (NOL) carryforwards. These NOL carryforwards are not available to The North Face, Inc. as a result of the Acquisition.

   Reconciliation of the U.S. Federal statutory rate to the Company's effective tax rate is as follows:


                                           PREDECESSOR                   THE NORTH FACE, INC. (SUCCESSOR)
                                        ------------------   -----------------------------------------------------------------
                                          FOR THE PERIOD     FOR THE PERIOD FROM
                                        FROM APRIL 1, 1994      JUNE 7, 1994 TO       FOR THE YEAR ENDED    FOR THE YEAR ENDED
(IN THOUSANDS)                            TO JUNE 6, 1994      DECEMBER 31, 1994       DECEMBER 31, 1995     DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------
Statutory rate                                 34.0%                 34.0%                   34.0%                 34.0%

State income taxes, net of federal benefit      0.0%                  4.4%                    4.2%                  4.3%

Net losses without tax benefit                (40.4%)                 0.0%                    0.0%                  0.0%

Other                                          (0.8%)                (0.7%)                  (0.6%)                 0.6%
------------------------------------------------------------------------------------------------------------------------------
Effective tax rate                             (7.2%)                37.7%                   37.6%                 38.9%
------------------------------------------------------------------------------------------------------------------------------


   Deferred income taxes for the Company reflect the tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts measured by tax laws.

   Significant components of the net deferred tax asset as of December 31, 1995 and 1996 are as follows:


(IN THOUSANDS)                                               1995          1996
-------------------------------------------------------------------------------
Deferred Tax Asset:

Inventory costs not yet deductible                         $  313       $ 1,048

State tax provisions                                           86             0

Depreciation                                                  271           522

Liabilities not yet deductible                              2,591         2,661
-------------------------------------------------------------------------------
                                                            3,261         4,231
-------------------------------------------------------------------------------
Deferred Tax Liabilities:

Depreciation                                                  (83)          (97)

Intangibles                                                (2,883)       (3,169)

Liabilities deductible for tax not book                      (100)         (261)
-------------------------------------------------------------------------------
                                                           (3,066)       (3,527)
-------------------------------------------------------------------------------
Net Deferred Income Tax Asset                              $  195         $ 704
===============================================================================

                    28 | THE NORTH FACE 1996 ANNUAL REPORT

Of the $195,000 net deferred income tax asset at December 31, 1995, $2,230,000 is recorded as a current asset and $2,035,000 is included in other long-term liabilities in the consolidated balance sheet. Of the $704,000 net deferred income tax asset at December 31, 1996, $2,490,000 is recorded as a current asset and $1,786,000 is included in other long-term liabilities in the consolidated balance sheet.

   The cumulative amount of undistributed earnings of the European and Canadian foreign subsidiaries, which the Company intends to indefinitely reinvest outside of the United States and upon which deferred income taxes are not provided, approximates $6.8 million at December 31, 1996.

7. PENSION PLAN

The Company's European subsidiary has a contributory defined benefit pension plan covering substantially all full-time employees. Benefits are based on years of service and compensation. The Company funds the plan in amounts not less than the minimum statutory requirements in the United Kingdom. The plan's assets consist of investments in the Discretionary Managed Fund operated by Prudential Portfolio Managers Limited.

 Net pension plan expense consisted of the following:


                                           PREDECESSOR                   THE NORTH FACE, INC. (SUCCESSOR)
                                        ------------------   -----------------------------------------------------------------
                                          FOR THE PERIOD     FOR THE PERIOD FROM
                                        FROM APRIL 1, 1994      JUNE 7, 1994 TO       FOR THE YEAR ENDED    FOR THE YEAR ENDED
(IN THOUSANDS)                            TO JUNE 6, 1994      DECEMBER 31, 1994       DECEMBER 31, 1995     DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------
Service cost                                   $  19                 $  55                   $  55                  $  76

Interest cost on projected benefit
  obligations                                     30                    89                     180                    222

Actual return on plan assets                      12                    35                    (323)                  (378)

Net amortization                                 (32)                  (94)                    176                    176
------------------------------------------------------------------------------------------------------------------------------
Net pension plan expense                       $  29                 $  85                   $  88                  $  96
------------------------------------------------------------------------------------------------------------------------------
Contributions to the plan                      $  69                $  217                  $  346                 $  371
------------------------------------------------------------------------------------------------------------------------------


   Actuarial present value of the benefit obligation as of December 31, 1995 and 1996 is as follows:



(IN THOUSANDS)                                               1995          1996
-------------------------------------------------------------------------------
Accumulated benefit obligation                           $  1,431       $ 2,897

Additional amounts related to pension benefit
  obligation compensation increases                           186           221
-------------------------------------------------------------------------------

Projected benefit obligation                                1,617         3,118

Less fair value of assets                                  (1,118)       (2,571)
-------------------------------------------------------------------------------

Projected benefit obligation in excess of fair value       $  499         $ 547
-------------------------------------------------------------------------------

The projected benefit obligation of $499,000 and $547,000 at December 31, 1995 and 1996, respectively, is included in other long-term liabilities in the consolidated balance sheet. The significant assumptions for 1995 and 1996 were as follows:


   Discount rate                                                 9%

   Expected long term rate of return on plan assets              9%

   Rate of increase in future compensation levels                7%


8. DEBT


Long-term debt as of December 31, 1995 and 1996 consists of the following:


(IN THOUSANDS)                                               1995          1996
-------------------------------------------------------------------------------
Term note                                                $  4,600           $ 0

Revolving line of credit                                   11,812             0

Other                                                         213           123
-------------------------------------------------------------------------------
Total                                                      16,625           123

Less: current portion                                     (4,630)           (26)
-------------------------------------------------------------------------------
Long-term debt                                          $  11,995          $ 97
-------------------------------------------------------------------------------

   Effective July 8, 1996, in conjunction with the initial public offering (see
Note 12), the Company entered into a Second Amended and Restated Loan and Security agreement (the "Facility"), expiring in February 2000, with a group of three financial institutions, which includes a term note, a revolving line of credit and a letter of credit facility. The term note (availability up to $5,000,000) is payable in

                        THE NORTH FACE 1996 ANNUAL REPORT | 29
pro rata quarterly installments based on amount outstanding beginning July 1, 1997 and carries interest payable monthly at the bank's Prime Rate minus .25% or at LIBOR plus 1.5%. There were no borrowings on the term note at December 31, 1996. The revolving line of credit provides for borrowing up to $60.0 million with the actual borrowings limited to available collateral, representing eligible receivables and inventory (approximately $28 million of gross availability as of December 31, 1996). Interest on the revolving line of credit is payable monthly at prime minus .25% or LIBOR plus 1.5%, at the option of the Company. The revolving line of credit agreement provides a sub limit facility for letters of credit up to a maximum of $15 million (approximately $3.9 million outstanding as of December 31, 1996). Fees for outstanding letters of credit are payable quarterly at 2.0% per annum. The Company also pays a monthly unused line fee on the revolver at .5% per annum. Borrowings and outstanding letters of credit under the Facility are secured by substantially all of the assets of the Company. The Facility includes certain financial covenants and restrictions on new indebtedness and the payment of cash dividends. The Company was in compliance with all of its financial covenants as of December 31, 1996.

   In addition, the Company has a European overdraft facility of approximately $4.2 million. The Company also has a European letter of credit facility. The bank overdraft facility is reduced by the value of outstanding letters of credit at that time. As of December 31, 1996, the Company had outstanding letters of credit under the European facility of approximately $1.5 million.

   In connection with the restructuring of the credit facility at the date of the initial public offering, the Company recorded a non-cash extraordinary loss in 1996 related to the previous facility of $186,000, net of tax benefits of $124,000, representing the write-off of the remaining deferred debt issuance costs.

   In May 1994, the Predecessor settled three notes payable with a face value of $1,302,000 for cash of $725,000. These settlements resulted in an extraordinary gain of $577,000.

9. SUBORDINATED DEBT

In connection with the Acquisition, the Company issued approximately $24.3 million of subordinated debt which was scheduled to mature on June 7, 2001 with 10.1% interest payable quarterly. In 1996, the Company repaid all of its subordinated debt using proceeds of the Company's initial public offering and secondary offering (see Note 12). The Company incurred approximately $1.6 million of debt issuance costs related to the subordinated debt which were being amortized over the life of the debt. Accumulated amortization of these costs at December 31, 1995 was approximately $357,000.

   In connection with the restructuring of the subordinated debt at the date of the initial public offering, the Company recorded a non-cash extraordinary loss in 1996 of $677,000, net of tax benefits of $451,000, representing the write-off of the remaining deferred debt issuance costs.

10. LEASES

The Company leases buildings, equipment and vehicles under non-cancelable lease agreements that expire at various dates through 2006. The leases generally provide for renewal options for periods ranging from three to ten years. The building leases generally provide for additional rents based on store sales and for payment of taxes, insurance and maintenance expenses related to the leased assets.

   Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1996 are as follows:


(IN THOUSANDS)
-------------------------------------------------------------------------------

YEAR ENDING DECEMBER 31,                     CAPITAL LEASES    OPERATING LEASES
-------------------------------------------------------------------------------
1997                                              $  75             $ 3,873

1998                                                 14               3,623

1999                                                 14               3,627

2000                                                 14               3,396

2001                                                  3               2,752

Thereafter                                            0               5,469
-------------------------------------------------------------------------------
Minimum lease commitments                           120            $ 22,740
                                                               ================
Less: amount representing interest                  (13)
-------------------------------------------------------
Present value of net minimum lease payments         107

Less: current portion                               (69)
-------------------------------------------------------
Long term portion                                 $  38
=======================================================


The cost of property under capitalized leases was $254,00 and $314,000, as of December 31, 1995 and 1996, respectively, and primarily represents furniture, fixtures and office equipment. Accumulated amortization related to these leases was approximately $174,000 and $249,000 as of December 31, 1995 and 1996, respectively.

   Rental expense for operating leases was $640,000, $1,921,000, $2,690,000 and $3,881,000 for the period from April 1, 1994 to June 6, 1994, the period from June 7, 1994 to December 31, 1994, and for the years ended December 31, 1995 and 1996, respectively.


                    30 | THE NORTH FACE 1996 ANNUAL REPORT

11. COMMITMENTS AND CONTINGENCIES

LITIGATION The Company is party to claims and litigation that arise in the normal course of business. Management believes that the ultimate outcome of these claims and litigation will not have a material impact on the consolidated financial statements of the Company taken as a whole.

PURCHASE COMMITMENTS The Company has approximately $39.1 million of purchase commitments as of December 31, 1996 related to goods ordered for future production in the normal course of business. Certain of these commitments are collateralized by the outstanding letters of credit (see Note 8).

DERIVATIVES The Company's European subsidiary sells merchandise throughout Europe. These sales are denominated in the local currency of the retailer's country. To protect the Company from the risk that the eventual net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates, the Company's European subsidiary enters into forward exchange contracts to hedge its foreign currency denominated accounts receivables and firm sales commitments. The terms of the forward exchange contracts are generally less than one year. As of December 31, 1996 the Company had open forward contracts to sell foreign currencies for British pounds as follows: $2.9 million German marks, $1.5 million French francs, $1.2 million Dutch guilders, $1.2 million Italian lira, $.7 million Spanish pesatas, $.5 million Swiss francs, and $.4 million Swedish kronas. Deferred gains and losses on these transactions are immaterial at December 31, 1996.

12. STOCKHOLDER'S EQUITY

COMMON STOCK In connection with the Acquisition, on June 7, 1994 the Company issued 2,271,000 shares of common stock with a par value of $.0025 per share for cash of $166,000, services rendered of $26,000 and debt issuance costs of $320,000. In July and November 1996, the Company sold 2,823,611 and 1,000,000 shares, respectively, of its Common Stock in public offerings at prices of $14.00 and $23.50, respectively, per share, yielding net proceeds of approximately $56.7 million after deducting underwriting discounts of $4.0 million and expenses of $2.4 million related to the offering. The proceeds were used to repay certain portions of the Company's line of credit and senior and subordinated indebtedness.

SERIES A PREFERRED STOCK In connection with the Acquisition, on June 7, 1994 the Company issued 1,935,781 shares of Series A Preferred Stock for cash of $12,166,667 and for services rendered of approximately $100,000. Series A Preferred Stock were entitled to dividends of 10% of the face value payable quarterly in either cash or additional shares of Series A Preferred Stock, were convertible into common stock, carried liquidation preferences of face value and had voting rights on an as converted basis. Upon consummation of the Company's initial public offering, all outstanding shares of Series A Preferred Stock, including accrued dividends, were converted into 4,220,808 shares of Common Stock.

1994 STOCK INCENTIVE PLAN On June 7, 1994, the Company adopted the 1994 Stock Incentive Plan (the "1994 Plan"), pursuant to which non-qualified stock options ("NQSOs") to purchase an aggregate of 537,106 shares of Common Stock with a weighted average exercise price of $1.05 per share are outstanding as of December 31,1996. All NQSOs were granted at an exercise price that was, at the time of grant, an amount equal to the fair market value of a share of Common Stock, as determined by the Board of Directors. Additionally, 1,159,950 restricted shares of Common Stock were granted under the 1994 Plan pursuant to the payment of cash and delivery of promissory notes totaling $261,250 due June 7, 2004, bearing interest at a rate of 9.0% per annum. As of December 31, 1996, $117,612 of principal and interest was unpaid on these notes. Options and restricted shares under the 1994 Plan become fully vested on June 7, 2004, with accelerated vesting over the four years following the date of grant based upon specified performance goals, except for 365,280 shares which vested at the time of the Company's initial public offering. The Company currently does not anticipate making additional grants under the 1994 Plan.

1995 AND 1996 STOCK INCENTIVE PLANS The Company's 1995 Stock Incentive Plan (the "1995 Plan") was adopted by the Company in April 1995 and the Company's 1996 Stock Incentive Plan (the "1996 Plan") was adopted by the Company in May 1996. The terms of the 1995 Plan and the 1996 Plan (together, the "Option Plans") are substantially the same, except where noted below.

   A maximum of 924,820 shares of Common Stock (subject to adjustment in the case of certain stock splits, stock dividends, and reorganizations) have been reserved for issuance pursuant to options granted under the Option Plans. NQSOs granted under the 1995 Plan and NQSOs granted to officers under the 1996 Plan become fully vested on June 7, 2004, with accelerated vesting over four years based upon specified performance goals and expire on June 7, 2004. NQSOs and Incentive Stock Options ("ISOs") granted under the 1996 Plan to employees vest over 4 years and expire on June 7, 2004. Options to purchase 248,640 and 239,350 shares have been granted as of December 31, 1996 at an average exercise price of $4.37 and $17.35 under the 1995 and 1996 Plans, respectively. The Company currently does not anticipate making additional grants under the 1995 Plan.

   Under the 1996 Plan, options with respect to no more than 400,000 shares may be granted to any individual in any year and no options may be granted to a person who, at the time of grant, owns shares possessing 10% or more of the total combined voting power of all classes of stock of the Company. All of the Company's officers, directors and other salaried employees are eligible to receive options under the Option Plans.

   The exercise price of an option granted under the Option Plans may not be less than 100% of the fair market value of a share of Common Stock at the date of grant and no options may be exercisable more than ten years following the date of grant. For grants to non-officers under the 1996 Plan, vesting must be at least 20% per year following the date of grant, unless otherwise permitted by applicable law.

                    THE NORTH FACE 1996 ANNUAL REPORT | 31

1996 DIRECTORS' STOCK OPTION PLAN The 1996 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Company in May 1996. A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of non-qualified stock options to purchase 25,000 shares to each nonemployee director of the Company initially elected to the Board after the effective date of the Directors' Plan. Because the disinterested administration requirement of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 ceased to be applicable to awards made under all equity based plans of the Company, no further grants will be made as described in the preceding sentence and in lieu thereof awards will be made under the Directors' Plan on a discretionary basis to nonemployee directors of the Company. Options to purchase 50,000 shares have been granted under the Directors' Plan at an average exercise price of $25.63 as of December 31, 1996.

 Activity for all of the Company's stock option plans from June 7, 1994 through December 31, 1996 was as follows:

                                                  1994                             1995                           1996
                                       --------------------------        -------------------------      ------------------------
                                                 WEIGHTED AVERAGE                 WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                       SHARES     EXERCISE PRICE         SHARES     EXERCISE PRICE      SHARES   EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           0              --             444,000        $  0.23        1,080,008       $  0.90

Granted                              444,000          $ 0.23             808,267        $  1.13          431,430       $  14.52

Exercised                                  0              --                  --             --         (379,450)       $  0.73

Canceled                                   0              --            (172,259)       $  0.23          (62,386)       $  0.23
                                     -------                           ---------                       ---------
Outstanding at end of year           444,000          $ 0.23           1,080,008        $  0.90        1,069,602        $  6.60
                                     -------                           ---------                       ---------
Options exercisable at year end            0              --             443,139        $  0.96          533,833        $  1.09
                                     -------                           ---------                       ---------
Options available for future grant                                                                       444,600
                                                                                                       ---------
Weighted average fair value of
 options granted during the year                                                        $  0.17                          $ 5.05
                                                                                        -------                          ------


The following table summarizes additional information about stock options outstanding at December 31, 1996:


                                               OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
                             ------------------------------------------------------------    -------------------------------------
                                                        WEIGHTED              WEIGHTED                                WEIGHTED
                                                    AVERAGE REMAINING    AVERAGE EXERCISE                         AVERAGE EXERCISE
  RANGE OF EXERCISE PRICE     SHARES OUTSTANDING     CONTRACTUAL LIFE         PRICE          SHARES EXERCISABLE         PRICE
----------------------------------------------------------------------------------------------------------------------------------
    $  .22  to  $ 1.13             629,292                7.43               $  1.06               533,833             $  1.09

    $ 3.38  to  $ 9.60             223,110                7.43                  7.40                    --                  --

    $20.34  to  $25.62             217,200                7.69                 21.83                    --                  --
                                -----------                                                      -----------
   $   .22  to  $25.62           1,069,602                7.49                  6.60               533,833             $  1.09
                                -----------                                                      -----------

EMPLOYEE STOCK PURCHASE PLAN The 1996 Employee Stock Purchase Plan (the "Employee Plan"), adopted in May 1996, reserves a total of 150,000 shares of Common Stock for issuance. Generally, Company employees are eligible to participate in the Employee Plan if they have been employed by the Company for at least 90 days and are currently working at least 20 hours per week. The Employee Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of the employee's compensation. The price at which stock is purchased under the Employee Plan is equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable offering period, whichever is lower. Unless terminated earlier, the Employee Plan will terminate on the date on which eligible employees become entitled to purchase a number of shares greater than the number of reserved shares available for purchase. A total of 5,094 shares have been issued under the Employee Plan as of December 31, 1996. At December 31, 1996, 144,906 shares are available for future issuance.

PRO FORMA STOCK OPTION INFORMATION As discussed in Note 2, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and its related interpretations. Accordingly, no compensation cost has been recognized in the financial statements for employee stock arrangements.

   Had compensation cost for the Company's stock-based compensation plans in 1995 and 1996 been recorded in accordance with the fair value method of SFAS 123, the Company's net income and earnings per share for 1995 and 1996 would approximate the pro forma amounts shown as follows:

                    32 | THE NORTH FACE 1996 ANNUAL REPORT

                                                           1995                     1996
                                                 ---------------------    ---------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)            AS REPORTED  PROFORMA    AS REPORTED  PROFORMA
-----------------------------------------------------------------------------------------------
Income before extraordinary item                   $  3,485   $  3,443      $  5,664   $  5,458

Income per share before extraordinary item          $  0.47     $ 0.46       $  0.62    $  0.59


   For purposes of computing the above pro forma amounts, the fair value of each option granted during 1995 and 1996 was estimated as of the date of grant using the Black-Scholes option-pricing model. This model requires subjective assumptions, including future stock price volatility and expected date of exercise, which greatly affects the calculated values. The following weighted average assumptions were used in calculating the fair value of the options granted: (i) dividend yield of 0, (ii) expected volatility of 45% (for options granted subsequent to the filing of the S-1 in connection with the initial public offering and 0% (for options granted prior to the filing), (iii) risk-free interest rate of 6.38%, and (iv) expected life from vesting to exercise of 6 months.

   The effects of applying SFAS 123 in this pro forma disclosure may not be indicative of future pro forma amounts. SFAS 123 does not apply to awards granted prior to 1995.


13. SEGMENT INFORMATION

The following table summarizes the Company's operations by geographical area. The Company's intercompany sales are insignificant.


(IN THOUSANDS)                                        UNITED STATES       CANADA       EUROPE       CONSOLIDATED
----------------------------------------------------------------------------------------------------------------
For the period from April 1 1994 to June 6, 1994

   Net sales                                             $  5,714          $  0       $  3,371        $  9,085

   Operating income (loss)/                                (1,830)            0            308          (1,522)

   Income (loss) before provision for income taxes and
       extraordinary item                                  (1,868)            0            307          (1,561)

   Identifiable assets                                     36,840             0          9,086          45,926

For the period from June 7, 1994 to December 31, 1994

   Net sales                                             $ 49,899          $  0       $ 10,675        $ 60,574

   Operating income                                         8,268             0          1,587           9,855

   Income before provision for income taxes and
       extraordinary item                                   5,556             0          1,887           7,443

   Identifiable assets                                     57,323             0          9,226          66,549

For the fiscal year ended December 31, 1995

   Net sales                                             $ 96,069        $5,130       $ 20,335        $121,534

   Operating income (loss)                                  8,635          (200)         2,089          10,524

   Income (loss) before revision for income taxes and
       extraordinary item                                   3,749          (271)         2,105           5,583

   Identifiable assets                                     72,411         1,617         10,480          84,508

For the fiscal year ended December 31, 1996

   Net sales                                             $120,027       $ 9,462       $ 28,737        $158,226

   Operating income                                        10,482           582          2,480          13,544

   Income before provision for income taxes and
       extraordinary item                                   6,332         2,461            482           9,275

   Identifiable assets                                     93,419         3,769         14,760         111,948



14. RELATED PARTY TRANSACTIONS

A shareholder of the Company provided management services to the Company from June 7,1994 through June 30, 1996 for an annual fee of $250,000, payable quarterly. These services terminated as of the date of the Company's initial public offering during 1996.


15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the estimated fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and debt approximates their estimated fair values at December 31, 1996.


                    THE NORTH FACE 1996 ANNUAL REPORT | 33

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Stockholders of The North Face, Inc.:

We have audited the accompanying consolidated balance sheets of The North Face, Inc. and its subsidiaries ("Successor") as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1996, and the period from June 7, 1994 through December 31, 1994, and the consolidated statements of operations, stockholders' equity and cash flows of The North Face ("Predecessor") for the period from April 1, 1994 through June 6, 1994. These financial statements are the responsibility of the Predecessor's and Successor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the Successor consolidated financial statements referred to above present fairly, in all material respects, the financial position of The North Face, Inc. and its subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the years ended December 31, 1995 and 1996 and for the period from June 7, 1994 through December 31, 1994, in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from April 1, 1994 through June 6, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
San Francisco, California
January 31, 1997


                             FINANCIAL REPORTING

Management of The North Face, Inc. is responsible for the information and representations contained in this report. The financial statements have been prepared in conformity with the generally accepted accounting principles we considered appropriate in the circumstances and include some amounts based on our best estimates and judgments. Other financial information in this report is consistent with these financial statements.

   The Company's accounting systems include controls designed to reasonably assure that assets are safeguarded from unauthorized use or disposition and which provide for the preparation of financial statements in conformity with generally accepted accounting principles. These systems are supplemented by the selections and training for qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

   The Board of Directors pursues its responsibilities for these financial statements through its Audit Committee, presently consisting of two outside directors of the Company. The Audit Committee is responsible for recommending to the Board of directors the appointment of the independent auditors and reviews with the independent auditors and management the scope and the results of the annual audit, the effectiveness of the accounting control system and other matters relating to the financial affairs of the company as they deem appropriate. The independent auditors have full access to the committee, with and without the presence of management, to discuss any appropriate matters.

/s/ William N. Simon                      /s/ Roxanna Prahser
William N. Simon                          Roxanna Prahser
Chief Executive Officer                   Chief Financial Officer
and President

                   34 | THE NORTH FACE 1996 ANNUAL REPORT